Exhibit 12.1

WP Glimcher Inc.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends
(in thousands)

	Year Ended December 31,
	2015		2014	2013	2012	2011
Earnings before fixed charges:
Net (loss) income from continuing operations	$(104,122)		$205,455	$187,334	$156,390	$159,860
Income tax expense	849		1,215	196	165	157
Loss (income) from unconsolidated entities	1,247		(973)	(1,416)	(1,028)	143
Remeasurement gains from unconsolidated entities	—		(99,375)	—	—	—
Distributions from unconsolidated entities	223		1,004	2,110	2,558	129
Fixed charges	141,975		82,840	56,219	59,429	55,938
Capitalized interest	(1,781)		(283)	(1,019)	(442)	(472)
Earnings before fixed charges	$38,391		$189,883	$243,424	$217,072	$215,755

Fixed charges and preferred share dividends:
Interest expense (1)	$139,929		$82,452	$55,058	$58,844	$55,326
Capitalized interest	1,781		283	1,019	442	472
Portion of rents representative of the interest factor	265		107	142	143	140
Total fixed charges	141,975		82,842	56,219	59,429	55,938
Preferred share dividends	15,989		—	—	—	—
Total fixed charges and preferred share dividends	$157,964		$82,842	$56,219	$59,429	$55,938

Ratio of earnings to fixed charges and preferred share dividends	0.24	(2)	2.29	4.33	3.65	3.86

(1) Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.
(2) The shortfall of earnings to fixed charges and preferred share dividends for the year ended December 31, 2015 was $119,573. This shortfall resulted from the $31,653 of merger and transaction costs and $147,979 of impairment loss that we incurred during the year ended December 31, 2015.